SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Overseas Shipholding Group, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

69036R 889, 69036R 806, 69036R 863
(CUSIP Number)
Cyrus Capital Partners, L.P. 399 Park Avenue, 39th Floor New York, New York 10022 (212) 380-5800
Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 20, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69036R 889, 69036R 806, 69036R 863	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS Cyrus Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,016,565*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,016,565*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,016,565*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 16.9%**
14	TYPE OF REPORTING PERSON PN/IA

* The number of shares reported in this Schedule 13D/A reflects: (i) the stock dividend of 0.01 share of Class A Common Stock paid on December 17, 2015 for each share of Class A Common Stock held by the Reporting Persons as of the record date of December 3, 2015 (the "Stock Dividend") and (ii) the 1-for-6 reverse stock split effective on June 13, 2016 (the "Reverse Stock Split"). Includes 13,851,382 Warrants to purchase 2,636,376 shares of Class A Common Stock (see Item 6). However, the Warrants may be exercised subject to certain restrictions set forth in the terms of the Warrants and the Issuer's organizational documents.

** The applicable percentage beneficially owned by the Reporting Persons as shown herein is computed based on an aggregate of 68,569,517 shares of Class A Common Stock outstanding as of June 21, 2016 according to information provided by the Issuer to the Reporting Persons in writing.

CUSIP No. 69036R 889, 69036R 806, 69036R 863	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS Cyrus Capital Partners GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,016,565*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,016,565*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,016,565*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 16.9%**
14	TYPE OF REPORTING PERSON OO

* The number of shares reported in this Schedule 13D/A reflects: (i) the Stock Dividend of and (ii) the Reverse Stock Split. Includes 13,851,382 Warrants to purchase 2,636,376 shares of Class A Common Stock (see Item 6). However, the Warrants may be exercised subject to certain restrictions set forth in the terms of the Warrants and the Issuer's organizational documents.

** The applicable percentage beneficially owned by the Reporting Persons as shown herein is computed based on an aggregate of 68,569,517 shares of Class A Common Stock outstanding as of June 21, 2016 according to information provided by the Issuer to the Reporting Persons in writing.

CUSIP No. 69036R 889, 69036R 806, 69036R 863	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS Stephen C. Freidheim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,016,565*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,016,565*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,016,565*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 16.9%**
14	TYPE OF REPORTING PERSON IN

* The number of shares reported in this Schedule 13D/A reflects: (i) the Stock Dividend of and (ii) the Reverse Stock Split. Includes 13,851,383 Warrants to purchase 2,636,376 shares of Class A Common Stock (see Item 6). However, the Warrants may be exercised subject to certain restrictions set forth in the terms of the Warrants and the Issuer's organizational documents.

** The applicable percentage beneficially owned by the Reporting Persons as shown herein is computed based on an aggregate of 68,569,517 shares of Class A Common Stock outstanding as of June 21, 2016 according to information provided by the Issuer to the Reporting Persons in writing.

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CUSIP No. 69036R 889, 69036R 806, 69036R 863	SCHEDULE 13D/A	Page 5 of 8 Pages

This Amendment No. 2 ("Amendment No. 2") amends the statement on Schedule 13D filed with the SEC on May 8, 2015 (the "Original Schedule 13D") as amended by Amendment No. 1 to the Original Schedule 13D, filed with the SEC on August 5, 2015 ("Amendment No. 1," together with this Amendment No. 2 and the Original Schedule 13D, the "Schedule 13D") with respect to Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of Overseas Shipholding Group, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Original Schedule 13D or in Amendment No. 1. This Amendment No. 2 amends Items 2(a), 3, 5 and 6 as set forth below.

Item 2.	IDENTITY AND BACKGROUND

Item 2(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	This Schedule 13D is being filed by the following (each, a "Reporting Person" and collectively, the "Reporting Persons"):

	(i)	Cyrus Capital Partners, L.P. ("CCP"), a Delaware limited partnership and the advisor to Cyrus Polaris LLC, Cyrus Polaris II LLC, CYR Fund, L.P., Crescent 1, L.P. and Cyrus Canary Fund, L.P. (the "Cyrus Funds") who holds all discretion over the investment activities of the Cyrus Funds, with respect to the Class A Common Stock directly owned by the Cyrus Funds;

	(ii)	Cyrus Capital Partners GP, L.L.C. ("CCP GP"), a Delaware limited liability company and the general partner of CCP, with respect to the Class A Common Stock directly owned by the Cyrus Funds; and

	(iii)	Stephen C. Freidheim, a United States citizen and the principal of CCP GP, the general partner of CCP, and the investment manager to the Cyrus Funds, with respect to the Class A Common Stock directly owned by the Cyrus Funds.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Class A Securities were acquired with $177,357,663.31 of working capital set aside by the Cyrus Funds for the general purpose of investing. No funds or consideration were borrowed or obtained for the purpose of acquiring the Class A Securities.

Item 5.	IDENTITY AND BACKGROUND

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of shares of Class A Common Stock and percentages of the Class A Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D/A are calculated based upon 68,569,517 shares of Class A Common Stock outstanding as of June 21, 2016 according to information provided by the Issuer to the Reporting Persons in writing.

CUSIP No. 69036R 889, 69036R 806, 69036R 863	SCHEDULE 13D/A	Page 6 of 8 Pages

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of shares of Class A Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in Schedule A hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

(d)	No person other than a Reporting Person or the Cyrus Funds has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of, Class A Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby supplemented by the addition of the following:

The Cyrus Funds hold an aggregate of 13,851,382 Warrants to purchase 2,636,376 shares of Class A Common Stock (after giving effect to: (i) the Stock Dividend, (ii) the cash dividend of $0.08 paid on March 25, 2016 for each share of Class A Common Stock held by the Reporting Persons as of the record date of March 18, 2016 and (iii) the Reverse Stock Split). The Warrants have a $0.01 exercise price and expire on August 5, 2039. The Warrants may be exercised only subject to certain restrictions set forth in the terms of the Warrants and the Issuer's organizational documents.

CUSIP No. 69036R 889, 69036R 806, 69036R 863	SCHEDULE 13D/A	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 22, 2016

Cyrus Capital Partners, L.P.

By:	/s/ Thomas Stamatelos
Name:	Thomas Stamatelos
Title:	Authorized Signatory

Cyrus Capital Partners GP, L.L.C.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

/s/ Stephen C. Freidheim
Stephen C. Freidheim

CUSIP No. 69036R 889, 69036R 806, 69036R 863	SCHEDULE 13D/A	Page 8 of 8 Pages

Schedule A

Transaction History of the Reporting Persons with respect to the Class A Common Stock

This Schedule sets forth information with respect to each purchase and sale of shares of Class A Common Stock that were effectuated by the Reporting Persons during the past sixty days. Unless otherwise indicated, all transactions were effectuated in the open market through a broker and all prices include brokerage commissions.

Trade Date	Amount Purchased (Sold)	Price Per Share ($)
06/22/2016	323,705	$11.5328